Mail Stop 3561

December 29, 2008

O. Bruton Smith
Chief Executive Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, North Carolina 28212

> **Re: Sonic Automotive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2008**
> **Form 10-Q for Period Ended September 30, 2008**
> **Filed October 31, 2008**
> **File No. 1-13395**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Use of Estimates and Critical Accounting Policies, page 26

1. Given your references to the weakening economic and market conditions in your MD&A discussion and noting your inventory approximates one-third of your total

assets, please tell us what consideration was given to providing a critical accounting policy on inventory impairment. Also, please tell us and disclose the impact of current market conditions and manufacturer credits on your valuation of inventory.

Finance, Insurance and Service Contracts, page 26

Insurance Reserves, page 27

2. Please provide us rollforwards of your reserve for chargebacks and self-insurance for each of the three years presented in your financial statements and tell us what consideration you gave to disclosing this information under Rule 5-04 and Rule 12-09 of Regulation S-X. Further, please expand your disclosure to indicate how accurate your estimates have been in the past. To the extent you are seeing a trend of increasing chargebacks resulting from the slowing economy, please expand your disclosure accordingly.

Goodwill, page 27

3. We note you use various fair value approaches in completing step one of your impairment analysis. Please expand your discussion to enable a reader to understand how each of the models used differs and why management selected these models as being the most meaningful for the company in preparing the goodwill impairment analyses. Discuss how each of the models is weighted including your basis for that weighting. Also, please expand your discussion of the assumptions used in the models to provide a sensitivity analysis of those assumptions based upon reasonably likely changes. Where the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, please expand your discussion highlighting the impact of any changes.

Liquidity and Capital Resources, page 41

Share Repurchase Program, page 47

4. We note that you have repurchased a significant amount of your stock pursuant to previous authorizations from your Board of Directors. We believe that your discussion of material changes in your capital structure should not only explain what changed, but should also analyze the underlying factors behind these changes, including how these changes fit into management's overall business plan and the current economic environment. See our Release No. 33-8350. Please revise your disclosure accordingly and show us what your disclosure will look like revised.

Cash Flows, page 47

5. You disclose that decisions you make to move dealership floor plan financing arrangements from one source to another causes significant variability in financing and operating cash flows and if all changes in floor plan notes payable were classified as an operating activity, adjusted net cash provided by operating activities would be significantly greater for each of the years presented.   In this regard, please clarify whether you have the discretion to choose trade or non-trade financing. Also, address whether the availability of financing from either the manufacturer captive finance companies or commercial banks impacts your decision on the source of financing highlighting any changes in funds not being available from either source. Further, please explain the significant increase in non-trade financing relative to trade financing from 2006 to 2007.

Capital Expenditures, page 47

6. We note your statement that "[c]apital expenditures in 2007 were $78.3 million." Please also discuss your anticipated material commitments for capital expenditures and how you expect to finance these commitments. In doing so, discuss whether you expect to continue to construct new dealerships and/or improve upon existing ones. Please refer to Item 303(a)(2) of Regulation S-K.

Future Liquidity Outlook, page 49

7. Please expand this section to discuss any known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in a material way and the actions you are taking to address them. In this regard, we note your indication that your "best source of liquidity for future growth remains cash flows generated from operations combined with your available borrowings." Please elaborate upon this statement to explain whether you expect these sources to continue to be available to you, keeping in mind the following:

    - The continuing affect that current credit market disruptions may have on your sales, as you discuss in your risk factor on page 17 and in your most recent Form 10-Q for the quarter ended September 30, 2008; and

    - The economic difficulties that the U.S. automotive manufacturers are currently experiencing.

    Please discuss in reasonable detail any other economic or industry-wide factors relevant to your company, and any material opportunities, challenges, and risks in the short and long terms and the actions you are taking to address them. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements, page F-6

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

8. Expand your accounting policy to disclose a more detailed description of your revenue recognition for providing services. Please tell us whether you provide guarantees for your service work, either to your customers or, in the case of work done under manufacturer warranties and service contracts, to the manufacturers. If so, please explain how such guarantees impact your revenue recognition and tell us what consideration you gave to the disclosure requirements of paragraph 14 of FIN no. 45.

Goodwill, page F-12

9. You indicate that you evaluate goodwill for impairment on your one reporting unit. In your response dated September 4, 2007 to Staff comments issued in connection with our review of your 2006 Form 10-K you stated your operating segments are based on geographical divisions. Please note that goodwill must be tested for impairment at the reporting unit level, which is defined in paragraph 30 of SFAS no. 142 as an *operating segment*, or one level below an operating segment.   Please explain to us in reasonable detail how your use of one reporting unit in your goodwill impairment test is consistent with paragraphs 30 and 31 of SFAS 142.   We may have further comment.

Segment Information, page F-16

10. Please revise to provide the disclosure required by SFAS 131, paragraph 26 indicating whether you have aggregated operating segments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

Annual Cash Compensation, page 10

11. In your discussion of Performance-Based Cash Bonuses, you indicate that the Compensation Committee certified that the objective, performance-based criteria had been met. Please revise to discuss at what level the criteria had been met.

Form 10-Q for the quarterly period ended September 30, 2008

Notes to Condensed Consolidated Financial Statements, page 7

Note 5. Goodwill and Intangible Assets, page 11

12. With a view towards transparency, please expand your disclosure regarding your
impairment charges to specify the amounts related to domestic versus import
franchises.

13. Please provide us with a summary of your results in Step 1 of your interim
impairment test where you concluded the fair value of your reporting unit was
higher than the reporting unit's carrying value. If applicable, please explain why
you did not assign goodwill to individual reporting units, that is, your geographic
operating segments. Please include in your summary a comparison of the fair
value of your reporting unit(s) to your market capitalization and explain the
underlying reasons for the difference.

14. You disclosed that you used a discounted cash flow model given that you and the
automotive retail industry have relatively predictable cash flows over time.
Please tell us what impact the current economic environment had on your cash
flow assumptions.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19

Liquidity and Capital Resources, page 27

15. We note that beginning in the fourth quarter the balance of your 5.25%
Convertible Senior Subordinated Notes will be deemed a current liability for
purposes of the covenant calculation under the 2006 Credit Facility. Please
explain what you mean when you refer to "deemed a current liability." Lastly,
please explain how the consolidated liquidity ratio is calculated and show us how
the reclassification of the 5.25% Convertible Senior Notes will impact the
calculation.

Future Liquidity Outlook, page 30

16. We note the disclosure, "subsequent to September 30, 2008, our Board of
Directors approved a quarterly cash dividend of $0.12 per share for stockholders
of record as of December 15, 2008, which will be paid on January 15, 2009."
You go on to state that future cash flow should be sufficient to fund your
quarterly cash dividends. The current economic environment and tightening

credit markets indicate the potential for a long lasting negative business environment. Please explain to us how management assesses the sustainability of its dividend payments. In this regard, expand your disclosures in your 2008 Form 10-K to provide more detail with regard to how management assesses its ability to maintain the current dividend payout level.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director